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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 2)
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  TREADCO, INC.
                            (NAME OF SUBJECT COMPANY)
                               ------------------
                            ARKANSAS BEST CORPORATION
                         TREADCO ACQUISITION CORPORATION
                                    (BIDDER)
                               ------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                               ------------------
                                   894545 10 2
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                RICHARD F. COOPER
                       VICE PRESIDENT AND GENERAL COUNSEL
                            ARKANSAS BEST CORPORATION
                             3801 OLD GREENWOOD ROAD
                           FORT SMITH, ARKANSAS 72903
                                 (501) 785-6000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:
                             ALAN J. BOGDANOW, ESQ.
                              HUGHES & LUCE, L.L.P.
                                1717 MAIN STREET
                                   SUITE 2800
                               DALLAS, TEXAS 75201
                                 (214) 939-5500
                               ------------------

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                                                               Page 2 of 4 Pages


                                14D-1/A AND 13D/A
---------------------
CUSIP NO. 894545-10-2
---------------------

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1       NAME OF REPORTING PERSONS:
        ARKANSAS BEST CORPORATION
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON:  71-0673405
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2       CHECK THE APPROPRIATE BOX IF                                  (a)  [ ]
        A MEMBER OF A GROUP                                           (b)  [ ]
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3       SEC USE ONLY
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4       SOURCES OF FUNDS
         BK and WC
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5       CHECK IF DISCLOSURE OF                                             [ ]
        LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) or 2(f)
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6       CITIZENSHIP OR PLACE OF
        ORGANIZATION:  DELAWARE
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7       AGGREGATE AMOUNT BENEFICIALLY
        OWNED BY EACH REPORTING PERSON:  4,954,463 SHARES
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8       CHECK IF THE AGGREGATE AMOUNT                                      [ ]
        IN ROW (7) EXCLUDES CERTAIN SHARES
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9       PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (7):  97.7%
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10      TYPE OF REPORTING PERSON:
        CO
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                                                               Page 3 of 4 Pages


         This Amendment No. 2 (the "Final Amendment") constitutes the Final Amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 23, 1999 (as amended the "Schedule 14D-1") relating to the tender offer by Arkansas Best Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of the common stock, par value $.01 per share (the "Common Stock") including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") of Treadco, Inc., a Delaware corporation (the "Company"), at a purchase price of $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1999 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-1, which, together with any amendments or supplements thereto, constitute the "Offer." This Statement also amends and supplements the Schedule 13D of Parent, originally filed on September 18, 1998.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) and (b) The Offer expired at 12:00 midnight, New York City time on Tuesday, April 20, 1999. Based on information provided by the Depositary, there were validly tendered, not withdrawn and accepted for payment 2,457,263 Shares (including 25,200 Shares tendered by means of guaranteed delivery). Parent now owns approximately 98% of the issued and outstanding Shares as a result of the Offer and its prior holdings of Shares. On April 21, 1999, Parent issued a press release regarding the foregoing which is attached hereto as Exhibit (a)(11).

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(11)  Press Release of Parent dated April 21, 1999.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 1999

                        ARKANSAS BEST CORPORATION

                        By:    /s/ DAVID E. LOEFFLER
                               -------------------------------------------
                        Name:  David E. Loeffler
                               -------------------------------------------
                        Title: Vice President and Chief Financial Officer
                               -------------------------------------------



                        TREADCO ACQUISITION CORPORATION


                        By:    /s/ DAVID E. LOEFFLER
                               -------------------------------------------
                        Name:  David E. Loeffler
                               -------------------------------------------
                        Title: Vice President
                               -------------------------------------------

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                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                ITEM
-------                               ----
(a)(11)                   Press Release of Parent dated April 21, 1999.